FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2008

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

99 Fu Quan Road

Shanghai 200335, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: August 14, 2008

Exhibit 99.1

Ctrip Reports Second Quarter 2008 Financial Results

Shanghai, China, Aug 13, 2008—Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended June 30, 2008.

Highlights for the Second Quarter of 2008

•	Net revenues were RMB375 million (US$55 million) for the second quarter of 2008, up 30% year-on-year.

•	Gross margin was 79% for the second quarter of 2008, remaining relatively consistent with 80% in the same period in 2007.

•

Income from operations was RMB127 million (US$19 million) for the second quarter of 2008, up 34% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB159 million (US$23 million), up 34% year-on-year.

•

Operating margin was 34% in the second quarter of 2008, compared to 33% in the second quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 42%, compared to 41% during the same period in 2007.

•

Net income was RMB119 million (US$17 million) in the second quarter of 2008, up 35% year-on-year. Excluding share-based compensation charges (non-GAAP), net income was RMB151 million (US$22 million), up 35% year-on-year.

•	Diluted earnings per ADS were RMB1.72 (US$0.25). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.17 (US$0.32).

•	Share-based compensation charges were RMB31 million (US$5 million), accounting for approximately 8% of the net revenues, or RMB0.45 (US$0.07) per ADS, for the second quarter of 2008.

“Although the travel industry in China encountered many difficulties during the second quarter of 2008 after the Sichuan earthquake, Ctrip delivered solid revenue and earnings growth, “ said Min Fan, Chief Executive Officer of Ctrip. “Our team has demonstrated its leadership in the challenging market and will continue to deliver its promises to customers and shareholders.”

Second Quarter 2008 Financial Results

For the second quarter of 2008, Ctrip reported total revenues of RMB402 million (US$59 million), representing a 30% increase from the same period in 2007 and a 10% increase from the previous quarter.

Hotel reservation revenues amounted to RMB196 million (US$29 million) for the second quarter of 2008, representing a 14% increase from the same period in 2007 and the previous quarter primarily due to increased volume in hotel bookings.

Air-ticketing revenues for the second quarter of 2008 were RMB169 million (US$25 million), representing a 44% increase from the same period in 2007 and a 6% increase from the previous quarter, primarily due to increased air ticketing volume.

Packaged-tour revenues for the second quarter of 2008 were RMB24 million (US$3 million), up 85% from the same period in 2007 primarily due to the increased leisure travel volume, and a decrease of 11% from the previous quarter due to seasonality.

For the second quarter of 2008, net revenues were RMB375 million (US$55 million), a 30% increase from the same period in 2007. Net revenues increased by 10% from the previous quarter.

Gross margin was 79% in the second quarter of 2008, remaining relatively consistent with 80% in the same period in 2007 and in the previous quarter.

Product development expenses for the second quarter of 2008 increased by 37% to RMB57 million (US$8 million) from the same period in 2007 and increased by 6% compared to the previous quarter, primarily due to the increased product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, which was an increase from 12% of the same period last year and remaining consistent with previous quarter.

Sales and marketing expenses for the second quarter of 2008 increased by 16% to RMB68 million (US$10 million) from the same period in 2007 and increased 4% from the previous quarter primarily due to the increased sales and marketing personnel resources and other marketing activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 17% of the net revenues, decreased from 19% in the same period last year and 18% in the previous quarter.

General and administrative expenses for the second quarter of 2008 increased by 22% to RMB43 million (US$6 million) from the same period in 2007 primarily due to the increase of personnel resources and share-based compensation charges. General and administrative expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, decreased from 7% in the same period last year and in the previous quarter.

Income from operations for the second quarter of 2008 was RMB127 million (US$19 million), which represented a 34% increase from the same period in 2007 and a 15% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB159 million (US$23 million), representing a 34% increase from the same period in 2007 and a 10% increase from the pervious quarter.

Operating margin was 34% in the second quarter of 2008, compared to 33% in the second quarter of 2007 and 32% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 42% in the second quarter of 2008 compared to 41% in the second quarter of 2007 and was relatively consistent with the previous quarter.

Net income for the second quarter of 2008 was RMB119 million (US$17 million), representing a 35% increase from the same period in 2007, and a 21% increase from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income was RMB151 million (US$22 million), representing a 35% increase from the same period in 2007, and a 14% increase from the previous quarter.

The effective tax rate for the second quarter of 2008 was 26%, increased from 15% in the same period of 2007 primarily due to the application of a statutory tax rate of 25% under the new PRC Enterprise Income Tax Law effective on January 1, 2008. The effective tax rate for the second quarter decreased from 28% in the previous quarter primarily due to the decrease of share-based compensation, which is not tax-deductible.

Diluted earnings per ADS were RMB1.72 (US$0.25) for the second quarter of 2008. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.17 (US$0.32) for the second quarter of 2008.

As of June 30, 2008, the balance of cash and short-term investment was RMB1.3billion (US$188 million).

Subsequent Event

Subsequent to the second quarter of 2008, Ctrip signed a definitive agreement to acquire a majority equity stake in one of the leading software companies, which is specialized in Hotel Property Management System (PMS) in China. This acquisition will enhance Ctrip’s cooperation with hotels and increase its operational efficiency. Additionally, Ctrip will be able to support the PMS sales through its hotel networks. This acquisition is not expected to have a material effect on our results of operations or financial position.

Business Outlook

For the third quarter of 2008, Ctrip expects the year-on-year net revenue growth rate to be in the range of 15-20%.

The board of directors has approved a share repurchase program, which is subject to shareholder approval during our annual general meeting currently scheduled in September 2008. The board has authorized Ctrip to repurchase, using funds from Ctrip’s available cash balance, up to US$15 million worth of its own ADSs. The repurchases will be made from time to time on the open market at prevailing market prices. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. Ctrip’s board of directors or certain authorized officers will review the share repurchase program periodically, and may adjust its terms and size accordingly.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM US Eastern Time on August 13, 2008 (or 9:00AM on August 14, 2008 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-888-679-8035, International dial-in number +1-617-213-4848; Passcode 89762295. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PURBVAXAV.

A telephone replay of the call will be available after the conclusion of the conference call through August 21, 2008. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 27311393.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth or an economic downturn in China, inflation in China, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of August 13, 2008, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2008 and 2007. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the travel industry in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information:

Jade Wei
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 11543
Email: yuwei@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2007 RMB	June 30, 2008 RMB	June 30, 2008 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	1,064,418,278	1,118,181,547	163,021,613
Restricted cash	6,600,000	6,600,000	962,225
Short-term investment	141,174,094	162,163,687	23,642,123
Accounts receivable, net	260,683,770	337,744,555	49,240,360
Prepayments and other current assets	63,489,599	67,828,431	9,888,824
Deferred tax assets	11,275,767	12,915,799	1,883,017

Total current assets	1,547,641,508	1,705,434,019	248,638,162

Long-term deposits	147,092,990	144,665,899	21,091,091
Land use rights	65,083,814	113,262,894	16,512,792
Property, equipment and software	267,194,788	265,619,336	38,725,100
Investment	80,416,250	60,905,958	8,879,585
Goodwill	14,595,849	14,595,849	2,127,954
Other long-term assets	2,918,809	3,848,981	561,150

Total assets	2,124,944,008	2,308,332,936	336,535,834

LIABILITIES
Current liabilities:
Accounts payable	230,904,562	259,068,509	37,770,044
Salary and welfare payable	65,497,142	59,041,310	8,607,734
Taxes payable	49,079,149	83,578,639	12,185,074
Advances from customers	96,672,341	76,166,179	11,104,398
Accrued liability for customer reward program	44,659,657	53,307,189	7,771,747
Dividend payable	119,497,083	—	—
Other payables and accruals	65,731,210	57,983,899	8,453,573

Total current liabilities	672,041,144	589,145,725	85,892,570

Other long-term payables	1,625,000	812,500	118,456

Total liabilities	673,666,144	589,958,225	86,011,026
Minority interests	1,158,767	1,439,199	209,823

SHAREHOLDERS’ EQUITY
Share capital	2,742,210	2,755,490	401,728
Additional paid-in capital	791,336,910	890,333,017	129,803,184
Statutory reserves	60,869,845	60,869,845	8,874,319
Accumulated other comprehensive loss	(36,420,706)	(86,778,657)	(12,651,610)
Retained Earnings	631,590,838	849,755,817	123,887,364

Total shareholders’ equity	1,450,119,097	1,716,935,512	250,314,985

Total liabilities and shareholders’ equity	2,124,944,008	2,308,332,936	336,535,834

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended June 30, 2007 RMB	Quarter Ended March 31, 2008 RMB	Quarter Ended June 30, 2008 RMB	Quarter Ended June 30, 2008 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	171,428,902	171,191,560	195,873,161	28,556,685
Air-ticketing	116,940,167	158,541,464	168,818,839	24,612,389
Packaged tour	12,858,353	26,793,008	23,831,611	3,474,452
Others	7,950,457	10,136,005	13,361,644	1,948,017

Total revenues	309,177,879	366,662,037	401,885,255	58,591,543

Less: business tax and related surcharges	(21,159,382)	(26,173,023)	(26,841,572)	(3,913,279)

Net revenues	288,018,497	340,489,014	375,043,683	54,678,264

Cost of revenues	(57,223,269)	(67,996,984)	(79,671,771)	(11,615,485)

Gross profit	230,795,228	272,492,030	295,371,912	43,062,779

Operating expenses:
Product development *	(41,554,054)	(53,529,592)	(56,890,322)	(8,294,138)
Sales and marketing *	(58,973,708)	(65,921,612)	(68,281,458)	(9,954,871)
General and administrative *	(35,065,802)	(42,723,133)	(42,902,709)	(6,254,860)

Total operating expenses	(135,593,564)	(162,174,337)	(168,074,489)	(24,503,869)

Income from operations	95,201,664	110,317,693	127,297,423	18,558,910

Interest income	3,079,558	7,458,357	9,272,875	1,351,909
Other income	5,671,677	18,852,930	24,597,709	3,586,142
Income before income tax expense and minority interests	103,952,899	136,628,980	161,168,007	23,496,961

Income tax expense	(15,737,675)	(37,750,581)	(41,600,995)	(6,065,081)
Minority interests	12,530	(28,961)	(251,471)	(36,662)

Net income	88,227,754	98,849,438	119,315,541	17,395,218

Earnings per ordinary share
- Basic	2.69	2.98	3.58	0.52
- Diluted	2.60	2.86	3.44	0.50

Earnings per ADS
- Basic	1.35	1.49	1.79	0.26
- Diluted	1.30	1.43	1.72	0.25

Weighted average ordinary shares outstanding
- Basic	32,796,200	33,221,615	33,339,364	33,339,364
- Diluted	33,887,925	34,521,152	34,648,516	34,648,516
* Share-based compensation charges included are as follows:
Product development	5,909,391	8,102,104	7,843,570	1,143,528
Sales and marketing	3,562,392	5,033,868	4,516,199	658,424
General and administrative	13,626,650	20,319,682	18,923,915	2,758,950

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended June 30, 2008
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(56,890,322)	15%	7,843,570	2%	(49,046,752)	13%
Sales and marketing	(68,281,458)	18%	4,516,199	1%	(63,765,259)	17%
General and administrative	(42,902,709)	11%	18,923,915	5%	(23,978,794)	6%

Total operating expenses	(168,074,489)	45%	31,283,684	8%	(136,790,805)	36%

Income from operations	127,297,423	34%	31,283,684	8%	158,581,107	42%

Net income	119,315,541	32%	31,283,684	8%	150,599,225	40%

Diluted earnings per ordinary share (RMB)	3.44		0.90		4.35

Diluted earnings per ADS (RMB)	1.72		0.45		2.17

Diluted earnings per ADS (USD)	0.25		0.07		0.32

	Quarter Ended March 31, 2008
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(53,529,592)	16%	8,102,104	2%	(45,427,488)	13%
Sales and marketing	(65,921,612)	19%	5,033,868	1%	(60,887,744)	18%
General and administrative	(42,723,133)	13%	20,319,682	6%	(22,403,451)	7%

Total operating expenses	(162,174,337)	48%	33,455,654	10%	(128,718,683)	38%

Income from operations	110,317,693	32%	33,455,654	10%	143,773,347	42%

Net income	98,849,438	29%	33,455,654	10%	132,305,092	39%

Diluted earnings per ordinary share (RMB)	2.86		0.97		3.83

Diluted earnings per ADS (RMB)	1.43		0.48		1.92

Diluted earnings per ADS (USD)	0.20		0.07		0.27

	Quarter Ended June 30, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(41,554,054)	14%	5,909,391	2%	(35,644,663)	12%
Sales and marketing	(58,973,708)	20%	3,562,392	1%	(55,411,316)	19%
General and administrative	(35,065,802)	12%	13,626,650	5%	(21,439,152)	7%

Total operating expenses	(135,593,564)	47%	23,098,433	8%	(112,495,131)	39%

Income from operations	95,201,664	33%	23,098,433	8%	118,300,097	41%

Net income	88,227,754	31%	23,098,433	8%	111,326,187	39%

Diluted earnings per ordinary share (RMB)	2.60		0.68		3.29

Diluted earnings per ADS (RMB)	1.30		0.34		1.64

Diluted earnings per ADS (USD)	0.17		0.04		0.22

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8591 on June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Effective on July 31, 2007, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary shares to two (2) ADS representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.